EXHIBIT 12.1
FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended
	August 31		Year Ended May 31,
	2006	2005	2006	2005	2004	2003	2002
Earnings:
Income before income taxes	$469	$264	$1,734	$1,305	$541	$689	$703
Add back:
Interest expense, net of capitalized interest	11	13	54	73	64	57	74
Amortization of debt issuance costs	—	—	—	—	—	—	1
Portion of rent expense representative of interest factor	146	183	630	600	583	599	594

Earnings as adjusted	$626	$460	$2,418	$1,978	$1,188	$1,345	$1,372

Fixed Charges:
Interest expense, net of capitalized interest	$11	$13	$54	$73	$64	$57	$74
Capitalized interest	9	8	27	13	7	13	23
Amortization of debt issuance costs	—	—	—	—	—	—	1
Portion of rent expense representative of interest factor	146	183	630	600	583	599	594

	$166	$204	$711	$686	$654	$669	$692

Ratio of Earnings to Fixed Charges	3.8	2.3	3.4	2.9	1.8	2.0	2.0